Exhibit 9.01(b)

FIRST HORIZON PHARMACEUTICAL CORPORATION

NAMES ED SCHUTTER AS NEW EXECUTIVE VICE PRESIDENT,

CHIEF COMMERCIAL OFFICER

ALPHARETTA, GEORGIA (April 3, 2006) – First Horizon Pharmaceutical Corporation (NASDAQ:FHRX) today announced that Edward Schutter has joined the Company as Executive Vice President, Chief Commercial Officer. Schutter will report to Patrick Fourteau, President and Chief Executive Officer, and will serve as a member of the Company’s senior executive team.

“We are delighted that Ed has joined the Company in this newly created position,” said Mr. Fourteau. “We look forward to his leadership in managing the sales and marketing and business development functions of our pharmaceutical operations.”

Schutter brings over 20 years of pharmaceutical experience to the Company. He most recently served as Vice President, Global Business Development and Licensing at Solvay Pharmaceuticals, based in Basel, Switzerland. During his tenure with Solvay, Schutter also served in various commercial roles, including National Sales Director, Marketing Director and Director of Managed Care Sales.

Schutter received a Bachelor of Science in Pharmacy from Mercer University and an MBA from Kennesaw State University. He will be based in the Company’s home office in Alpharetta, Georgia.

First Horizon is a specialty pharmaceutical company that markets, develops and sells brand name prescription products for the primary service of cardiology and women’s health. First Horizon has a portfolio that includes 15 branded products, of which eight are actively promoted to high prescribing physicians through its nationwide sales force of approximately 525 representatives. First Horizon’s website address is www.fhrx.com, but information contained therein is not part of this press release.

CONTACT:

First Horizon Pharmaceutical Corporation

Joseph T. Schepers, (678) 341-1401

ir@fhrx.com jschepers@horizonpharm.com

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